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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Notice of Change of Auditors

KPMG Letter

                            POLYAIR INTER PACK INC.


All Canadian Securities Commissions
The Toronto Stock Exchange

and to

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Commerce Court
Toronto, Ontario  M5L 1B2


Dear Sirs/Mesdames:

                  RE:  NOTICE OF CHANGE OF AUDITOR

     In compliance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), please be advised as follows:

1. KPMG LLP (the "Former Auditor") resigned as auditor of Polyair Inter Pack Inc. (the "Corporation") effective March 8, 2006. The Corporation has not yet appointed a successor auditor.

2.   The Former Auditor resigned at its own initiative.

3. The resignation of the Former Auditor was considered by the audit committee (the "Audit Committee") of the Corporation's board of directors (the "Board of Directors") and the Board of Directors.

4. There were no reservations in the Former Auditor's report for any of the Corporation's financial statements relating to the relevant period.

5. In the opinion of the Audit Committee and the Board of Directors, there is no "reportable event" within the meaning of NI 51-102.

DATED this 17th day of March, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

s/"Fred Litwin"

Fred Litwin
Chairman

KPMG LLP                                      Telephone (416) 777-8500
Commerce Court West                           Fax (416) 777-8818
Suite 3300                                    www.kpmg.ca
199 Bay Street
Toronto  ON  M5L 1B2






All Canadian Securities Commissions
Toronto Stock Exchange

Dear Sirs/Mesdames:

     Re: Notice of Change of Auditors of Polyair Inter Pack Inc.

We have read the Notice of Polyair Inter Pack Inc. dated March 17, 2006 and are in agreement with the statements contained in such Notice.


Yours very truly,

/s/KPMG LLP

Chartered Accountants
Toronto, Canada
March 27, 2006



   KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: April 6, 2006                     By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer